news

                        [FRB WEBER SHANDWICK LETTERHEAD]

                                      RE:  Associated Materials Incorporation
                                           2200 Ross Avenue
                                           Suite 4100 - East
                                           Dallas, TX  75201
                                           Traded:  Nasdaq:  SIDE
                                           www.AssociatedMaterials.com

AT THE COMPANY:          AT FRB WEBER SHANDWICK:
Robet L. Winspear        Jeff Wilhoit             Martin McGarry     Tim Grace
Chief Financial Officer  General Information      Analyst Inquiries  Media Inquiries
(214) 220-4600           (312) 640-6757           (312) 640-9723     (312) 640-6667

FOR IMMEDIATE RELEASE
SUNDAY, MARCH 17, 2002

           ASSOCIATED MATERIALS ANNOUNCES DEFINITIVE MERGER AGREEMENT
                  STOCKHOLDERS TO RECEIVE $50 PER SHARE IN CASH

DALLAS, TEXAS -- MARCH 17, 2002 -- ASSOCIATED MATERIALS INCORPORATED (NASDAQ:
SIDE) today announced that the company has entered into a definitive merger agreement providing for the acquisition of all shares of Associated Materials' common stock for $50 per share in cash. The purchaser is Harvest/AMI Holdings Inc. ("Harvest"), a newly formed affiliate of Harvest Partners, Inc., a private equity firm. The total value of the transaction is approximately $436 million, including $75 million of the company's outstanding 9 1/4% senior subordinated notes, which will be refinanced in connection with the transaction. Associated Materials' Board of Directors unanimously approved the transaction following its review of strategic alternatives, announced in December 2001.

Harvest has agreed to commence a tender offer to acquire all shares of Associated Materials' common stock. The tender offer will be conditioned upon Harvest purchasing at least a majority of Associated Materials' shares of common stock in the tender offer, receipt of acquisition financing, regulatory approvals and other customary conditions. William W. Winspear, Associated Materials' founder, Chairman, President and Chief Executive Officer has agreed to tender approximately 46% of the outstanding shares of common stock into this offer. After completion of the tender offer, all shares not purchased in the offer will be acquired in a merger for the same $50 per share price in cash.

Mr. Winspear commented: "This transaction will permit our stockholders to realize a significant premium for their shares over the price at which our stock was trading before the strategic review process was announced. In reaching this agreement to acquire Associated Materials, Harvest Partners recognized both the existing strengths of Associated Materials and the exciting potential of the company and its employees in the future."

                                      MORE

ASSOCIATED MATERIALS INC.
ADD 1


Ira Kleinman, a general partner of Harvest Partners, said: "We are excited about the opportunities for combining our financing support and other resources with the company's existing management expertise. The strength of the management team is one of the most attractive features of Associated Materials. The current leadership teams will remain intact, with Michael Caporale continuing in his role as chief executive officer of the Alside division and Robert Hogan continuing as the chief executive officer of the company's AmerCable division. Harvest has received commitments from reputable institutions which, together with equity funds received by Harvest, will be sufficient to consummate the acquisition and refinancing."

Upon completion of the tender offer, Mr. Winspear is expected to retire and Michael Caporale, the current President and Chief Executive Officer of the Alside division of Associated Materials, will also become the President and Chief Executive Officer of Associated Materials. At that time, it is expected that the company's Dallas-based corporate offices will be consolidated with Alside's headquarters in Akron, Ohio.

Associated Materials is a leading manufacturer of exterior residential building products, which are distributed through more than 80 company-owned supply centers across the country. Its Alside division produces a broad range of vinyl siding and vinyl window lines as well as vinyl fencing, decking and railing and vinyl garage doors. The company's operations also include AmerCable, a manufacturer of electrical cable used in mining, offshore drilling, transportation and other specialized industries.

Founded in 1981, Harvest Partners, Inc. is a private equity sponsor with approximately $1 billion of invested and committed capital. Harvest Partners, whose investments include Global Power Equipment Group Inc. (NYSE: GEG), focuses on management buyouts and growth financings of profitable, middle-market specialty services, manufacturing and value-added distribution businesses, with a particular emphasis on multinational transactions. Harvest Partners has significant capital available through its managed funds, which include numerous U.S. and European industrial corporations and financial institutions. For more information on Harvest Partners contact Ira Kleinman or Harvey Mallement at
(212) 599-6300.

This press release contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) that are based on the beliefs of Associated Materials' management, as well as those of Harvest, Harvest Partners and their respective managements. When used in this press release, the words "anticipate," "believe," "estimate," "expect," "intend," and similar expressions, as they relate to Associated Materials, Harvest, Harvest Partners and their respective managements, identify forward-looking statements. Such statements reflect the current views of Associated Materials, Harvest and Harvest Partners with respect to the merger agreement and the transactions contemplated by the merger agreement, including Harvest's tender offer for the outstanding shares of the company's common stock, the refinancing of the company's outstanding 9 1/4% notes and Harvest's acquisition financing commitments. These statements are subject to certain risks and uncertainties, including risks associated with receipt of the financing contemplated by the merger agreement and the satisfaction of the conditions to that financing, the tender of at least a majority of Associated Materials' common stock in the offer and the satisfaction of the other conditions to the tender offer and the merger, as well as other risks and uncertainties inherent in business combination transactions such as the proposed tender offer and the merger. Should one or more of these risks

                                      MORE

ASSOCIATED MATERIALS INC.
ADD 2

or uncertainties materialize, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF ASSOCIATED MATERIALS. HARVEST HAS INFORMED ASSOCIATED MATERIALS THAT IT INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO HARVEST'S OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF ASSOCIATED MATERIALS. ALL STOCKHOLDERS OF ASSOCIATED MATERIALS ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT WILL BE FILED BY ASSOCIATED MATERIALS WITH THE SEC AND BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP:\\WWW.SEC.GOV AND MAY BE OBTAINED FOR FREE FROM MORROW & CO., INC. BY CALLING 1-800-662-5200.


                                      ###